[redacted]

13013489

19
3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TradeLink L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker Drive, Suite 1900
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler **(312) 264-2124**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD
3/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink L.L.C., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/15/16

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeLink
TradeLink Family of Funds

OATH AND AFFIRMATION PAGE

TradeLink L.L.C., a registered futures commission merchant, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2012. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Harlan Moeckler
Chief Financial Officer

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
TradeLink L.L.C.
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of TradeLink L.L.C. (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (SEAct) and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedules I and II and presented for purposes of additional analysis and is not a required part of the financial statement but is supplementary information required by Regulation 1.10 under the CEAct. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statement as a whole.

McGladrey LLP

Chicago, Illinois
February 26, 2013

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 51,433,100
Receivable from broker-dealers and clearing organizations	10,899,836
Financial instruments owned, at fair value ($39,884,900 pledged as collateral)	106,061,232
Memberships in exchanges owned, at cost (fair value $2,008,667)	1,356,151
Other assets	4,148,142
Total assets	$ 173,898,461
Liabilities and Members' Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 14,834,397
Payable to noncustomers	42,514,566
Financial instruments sold, not yet purchased, at fair value	85,040,610
Accounts payable and accrued expenses	4,752,943
	147,142,516
Members' equity	26,755,945
Total liabilities and members' equity	$ 173,898,461

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a Futures Commission Merchant (FCM) registered with the Commodities Futures Trading Commission (CFTC) and is an approved member of the National Futures Association (NFA). The Company operates as a proprietary trader on various securities, options and commodities exchanges around the world, and provides execution and clearing services to various proprietary and "non-customer" accounts as defined by the Commodities Exchange Act.

The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers and does not carry margin accounts, credit balances or securities for any person defined as a customer pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Financial instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded at fair value on a trade-date basis. The resulting realized gains and losses and change in unrealized gains and losses are reflected in trading gains and losses in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Receivables and payables relating to trades pending settlement are netted in receivable from/payable to broker-dealers and clearing organizations in the statement of financial condition, netted by broker-dealer and clearing organization. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes that such impairment in the amount of $435,833 occurred during 2012, at which time the Company wrote down the cost of memberships in exchanges owned. The Company recorded these impairment losses as other expenses in the statement of operations.

Stock in exchanges not held for operating purposes is carried at fair value and is included in financial instruments owned in the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members are separately liable for income taxes on their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2009.

Recently issued accounting pronouncements: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recently issued accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

Note 2. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Deposits with clearing organization:		
Margin – cash	$ 7,621,323	$ -
Guarantee – cash	601,000	-
Receivable from clearing organizations – cash	280,383	-
Payable to clearing organizations – cash	-	191,028
Receivable from clearing broker-dealers – cash	2,393,883	-
Payable to clearing broker-dealers – borrowings on margin	-	16,458,600
Open trade equity on futures contracts, net	3,247	(1,815,231)
	$ 10,899,836	$ 14,834,397

Cash and financial instruments owned, and on deposit at the Company's broker-dealers and clearing organizations, collateralize financial instruments sold, not yet purchased, and amounts payable to the clearing broker, and may serve to satisfy regulatory or clearing broker margin requirements.

The Company maintains a credit line agreement with a broker-dealer in order to facilitate the purchases of securities on margin. The amount of borrowing is subject to the equity in the account and maximum percentages allowed per Regulation T, Regulation U or the broker's policies, with interest at negotiated rates that change at the time of each financing per the agreement, and which ranged from 80 to 105 basis points during the year. The Company pledges its financial instruments owned to collateralize its securities financing. Pledged securities that can be sold by the secured party are identified in the statement of financial condition. During the utilization of the line, the Company must keep a minimum net liquidation balance, as defined, of $1,000,000. As of December 31, 2012, outstanding borrowings on this facility were $16,458,600.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

Futures contracts, exchange-traded funds, equity options, equity securities and options on futures that trade in active markets are valued using quoted market prices, broker or dealer quotations or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

Investments in shares of the Chicago Stock Exchange are valued by management based on the most recent bid and offer prices. These shares are not listed or traded on any market and contain limitations as to sale and transfer. Investments in carbon financial instruments have little or no market activity and are valued using the settlement price of an exchange traded instrument to which the aforementioned are compliant. These financial instruments are classified in Level 3 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2012.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Receivable from broker-dealers and clearing organizations:				
Open trade equity on futures contracts, net	$ 3,247	$ 3,247	$ -	$ -
Financial instruments owned:				
Equity options	35,582,143	35,582,143	-	-
Options on futures	70,377,704	70,377,704	-	-
Equity securities	76,455	73,455	-	3,000
Carbon financial instruments	24,930	-	-	24,930
	106,061,232	106,033,302	-	27,930
	$ 106,064,479	$ 106,036,549	$ -	$ 27,930
Liabilities:				
Payable to broker-dealers and clearing organizations:				
Open trade equity on futures contracts, net	$ (1,815,231)	$ (1,815,231)	$ -	$ -
Financial instruments sold, not yet purchased:				
Equity options	15,578,907	15,578,907	-	-
Options on futures	69,380,053	69,380,053	-	-
Equity securities	16,803	16,803	-	-
Exchange-traded funds	64,847	64,847	-	-
	85,040,610	85,040,610	-	-
	$ 83,225,379	$ 83,225,379	$ -	$ -

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and, except for memberships in exchanges owned, are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

There were no material purchases, sales, or changes in unrealized gains or losses related to Level 3 financial instruments during the year ended December 31, 2012.

Note 4. Derivative Instruments

The Company's derivative activities are comprised of trading futures, options on futures, options on equity securities, and leveraged exchange-traded funds, on domestic and foreign exchanges. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the related realized and unrealized gains and losses associated with these derivatives are recorded in the statement of operations. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2012, the Company's derivative activities had the following impact on the statement of financial condition:

Risk Type	Investment type	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net[1]	Number of Open Contracts
	Futures*	Receivable from broker-dealers and clearing organizations				
Foreign exchange	Currencies		$ (56,081)	$ 6,576	$ (49,505)	277
Commodity price	Energies		(1,512,309)	2,085,313	573,004	3,386
Commodity price	Grains		(205,340)	136,422	(68,918)	993
Interest rate	Interest rates		362,400	(3,217,033)	(2,854,633)	13,727
Commodity price	Livestock		(8,088)	1,660	(6,428)	39
Commodity price	Metals		(7,516,974)	7,656,283	139,309	2,989
Commodity price	Softs		(9,662)	16,074	6,412	31
Equity	Stock indices		126,647	1,856,809	1,983,456	2,931
			(8,819,407)	8,542,104	(277,303)	24,373
	Options on futures	Financial instruments owned and financial instruments sold, not yet purchased				
Foreign exchange	Currencies		203,125	-	203,125	25
Commodity price	Energies		839,740	(546,231)	293,509	3,330
Commodity price	Grains		1,993,026	(931,619)	1,061,407	4,844
Interest rate	Interest rates		63,035,135	(66,128,948)	(3,093,813)	248,554
Commodity price	Metals		40,050	(2,000)	38,050	66
Equity	Stock indices		4,266,628	(1,771,255)	2,495,373	11,297
			70,377,704	(69,380,053)	997,651	268,116
Equity	Equity options	Financial instruments owned and financial instruments sold, not yet purchased	35,582,143	(15,578,907)	20,003,236	44,879
	Total asset and liabilities derivatives		$ 97,140,440	$ (76,416,856)	$ 20,723,584	337,368

* Of the futures contracts held at December 31, 2012, 17,644 contracts had been self-cleared by the Company and 6,729 contracts were cleared with third party brokers. For self-cleared futures, the Company settles daily with the clearing organization, either paying or receiving payment, for any change in the value of the contracts. Futures cleared by third party brokers are reported on the statement of financial condition in receivable from and payable to broker-dealers and clearing organizations.

[1] At December 31, 2012:

Net futures on the statement of financial condition in receivable from and payable to broker-dealers and clearing organizations, at fair value	$ 1,818,478
Net futures self-cleared, at fair value	(2,095,781)
	$ (277,303)

Note 5. Credit Facility

The Company has a $12,000,000 collateralized borrowing facility through October 31, 2016 with a bank at negotiated interest rates that change, from time to time, based on market conditions, used to finance purchases of cash commodities in the course of the Company's proprietary basis trading activities. At December 31, 2012, the Company has no borrowings against this facility.

Note 6. Related-Party Transactions

The Company provides execution and clearing services, and cash treasury services to various proprietary and "noncustomer" accounts as defined by the Commodities Exchange Act, which includes persons, funds and commodity pools that are related by common ownership, or in which the Company has an investment. "Payable to noncustomers" on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The following table represents the effect of related-party transactions on the financial statements as of December 31, 2012:

Nature of Transaction	Financial Statement Description	Amount
Net equity balance in noncustomer accounts	Payable to noncustomers	$ 42,514,566
Reimbursement of expenses	Other assets	237,618
	Accounts payable	(85,777)

Certain exchange memberships owned by an officer of the Company or by an affiliated entity are registered for and assigned to the Company.

Pursuant to a facilities management agreement, the Company is reimbursed by an entity affiliated by common ownership for the use of certain trading systems and accounting expenses incurred and paid on behalf of the entity.

The Company's parent, TradeLink Holdings LLC, has executed an office space lease, substantially all of which is allocated to the Company under the facilities management agreement.

Note 7. Commitments and Contingencies

The Company rents office space for a back-up facility. At December 31, 2012, the minimum annual rental commitments under this lease are as follows:

2013	$ 15,317
2014	15,775
2015	16,251
2016	16,740
	$ 64,083

Note 7. Commitments and Contingencies (Continued)

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2014 provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2012 activities is $443,182 which is included in accounts payable and accrued expenses in the statement of financial condition. A liability for compensation related to 2011 activities was recorded as of December 31, 2012 when the amounts due to the traders were determinable.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligation of another member who may default on its obligations to the exchanges. While the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

TradeLink Holdings LLC has guaranteed to a certain broker the amounts due from the futures trading activity of the Company cleared by such broker.

Note 8. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2012, at the fair values of the related financial instruments and would incur a loss if the fair value of the financial instruments were to increase subsequent to December 31, 2012.

Credit risk and concentration of credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Members' Equity

The Company's operating agreement provides for two classes of members. The Parent is the sole Class A member and has the sole power and authority to carry out management responsibilities and control the day to day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members participate solely in the management of their designated strategy's trading activities and trading profits and losses. The Class A and Class B members have the right to withdraw capital, subject to the minimum net capital rules (see Note 12). At December 31, 2012, members' equity balances were: Class A – $26,297,806 and Class B – $458,139.

Note 12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined.

The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association Requirements (Rule 7001), and is required to maintain "net capital" equal to the greater of $1,000,000, or the sum of 8 percent of both customer and noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin levels change daily, but as of December 31, 2012, under the most stringent of these rules, the Company had net capital and net capital requirements of approximately $17,039,616 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. Subsequent to year-end, distributions totaling $126,814 were paid to the members and contributions totaling $2,037,001 were paid to the Company.

TradeLink L.L.C.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges and for Customers' Dealer Options Accounts **Schedule I**
December 31, 2012

Segregation Requirements (Section 4d(2) of the CEAct)

Amount required to be segregated	$	-
Total amount in segregation		-
Excess (deficiency)	$	-

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

The Company does not carry customers' dealer options accounts as defined by Commodity Exchange Act Regulation 32.6.

TradeLink L.L.C.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 **Schedule II**
December 31, 2012

Foreign Futures and Foreign Options Secured Amount

Amount to be set aside in separate Section 30.7 accounts	$	-
Total funds in Regulation 30.7		-
Excess (deficiency)	$	-

Funds Deposited in Separate Regulation 30.7 Accounts

Total funds in separate Section 30.7 accounts	$	-

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10 (g) under the Commodity Exchange Act.